Exhibit 12

                    MDU RESOURCES GROUP, INC.
               COMPUTATION OF RATIO OF EARNINGS TO
                          FIXED CHARGES


                                     Twelve Months         Year
                                        Ended             Ended
                                     June 30, 1997  December 31, 1996
                                          (In thousands of dollars)
Earnings Available for
 Fixed Charges:

Net Income per Consolidated
 Statements of Income                      $47,074            $45,470

Income Taxes                                16,384             16,087
                                            63,458             61,557

Rents (a)                                    1,032              1,031

Interest (b)                                33,621             34,101

Total Earnings Available
 for Fixed Charges                         $98,111            $96,689

Fixed Charges (c)                          $34,653            $35,132

Ratio of Earnings to
  Fixed Charges                              2.83x              2.75x


(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts of the Federal Energy Regulatory Commission, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income for the respective periods. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements for the respective periods.

(c)  Represents rents and interest, both as defined above.